Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30, 2018	Year Ended December 31,
		2017	2016	2015	2014 (1)	2013
	(in millions, except ratios)
Fixed charges:
Interest cost and debt expense	$73	$249	$191	$89	$17	$3
Interest allocable to rental expense (2)	12	46	47	47	14	1
Total	$85	$295	$238	$136	$31	$4

Earnings:
Consolidated pretax income (loss) from continuing operations	$45	$20	$(16)	$185	$22	$37
Fixed charges	85	295	238	136	31	4
Interest capitalized	(1)	(4)	(2)	(1)	(1)	—
Total	$129	$311	$220	$320	$52	$41

Ratio of Earnings to Fixed Charges (3)	1.52	1.05	•	2.35	1.68	10.25
_______________________________

(1)	For the year ended December 31, 2014, we have combined the Predecessor Period and the Successor Period and presented the unaudited financial data on a combined basis for comparative purposes.

(2)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.

(3)	In 2016, our earnings from continuing operations were insufficient to cover fixed charges by $18 million.